UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 20, 2026
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This Report on Form 6-K includes the Unaudited Interim Financial Report of Borr Drilling Limited (the “Company”) for the three months ended March 31, 2026.
The information contained in this Report on Form 6-K is hereby incorporated by reference into (i) the Company's registration statement on Form F-3 (Registration Number 333-286490) filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2025, and into each prospectus that forms part of or supplements the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, or filed or furnished by the Company under the Securities Exchange Act of 1934; and (ii) the Company's Registration Statement on Form S-8 (Registration Number 333-283551) filed with the SEC on December 2, 2024.
Exhibits
4.1 Indenture dated April 17, 2026, among Borr Drilling Limited, BNY Mellon Corporate Trustee Services Limited as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent, governing the Company’s $300,000,000 3.50% Convertible Senior Notes due 2033
99.1    Unaudited Interim Financial Report as of and for the three months ended March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
May 20, 2026	Title:	Principal Financial Officer

Exhibit 99.1
UNAUDITED INTERIM FINANCIAL REPORT
As of and for the three months ended March 31, 2026

FORWARD-LOOKING STATEMENTS
This document includes, and any other written or oral statements made by us or on our behalf relating to this document may include, forward-looking statements which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “anticipate”, “aim”, “believe”, “continue”, “estimate”, “expect”, “intend”, “likely”, “may”, “should”, “target”, “will”, the negative of such terms, and other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, market outlook, our new joint venture rig acquisition including expected timing of completion thereof, the expected uplisting on the Olso Stock Exchange and other non-historical statements.
The forward-looking statements in this document (and any written or oral statements relating to this report and the information contained herein) are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:
•risks relating to our business and industry, including risks relating to industry conditions, competition, supply and demand, tendering activity and day rates;
•fluctuations in oil and gas prices, including as a result of the military actions in the Middle East;
•risks relating to our jack-up rigs operating under contract, including potential suspensions or delays;
•the impact of new or reactivated rigs on the market, tenders, contract awards, rig mobilization and contract backlog, including the cancellation of drilling contracts currently included in reported contract backlog;
•costs of maintenance and the impact of special periodic surveys on the performance of our drilling rigs, including shipyard works and other delays;
•risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations, and through issuance of additional debt or equity;
•risks relating to our debt instruments, the ability to obtain adequate financing for our business plans, debt service obligations and other liquidity requirements, including risks relating to our ability to comply with covenants and obtain any necessary waivers, the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and our other obligations as they fall due, risks relating to our Convertible Bonds due 2028, Convertible Bonds due 2033, 2028 Notes and 2030 Notes, our credit facilities and seller’s credit, risks relating to future debt financings, including that they may not be available on acceptable terms or at all, and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern;
•fluctuations in interest rates or exchange rates;
•the impact of global economic and financial market conditions and inflation;
•changes in legal and regulatory matters, regulation by competent authorities or governmental regulations that affect the Company, the jurisdictions in which we operate or the operations of the Company’s fleet;
•changes in tax laws, treaties and regulation, tax assessments and liabilities for tax issues, in the jurisdictions in which we operate;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for oil and gas;

•global health threats, pandemics and epidemics;
•risks relating to military action and geopolitical conflicts, including the military actions in the Middle East, and any related sanctions, and their impact on our business;
•our ability to successfully complete and realize the intended benefits of any mergers, acquisitions or divestitures, including the recent acquisition of five rigs;
•risks relating to delay in payment from customers or the risk that our customers do not comply with their contractual obligations;
•the risk of credit losses or delays in payments from customers, including payments from customers in Mexico and consequent payments to us (or our joint ventures);
•our ability to maintain relationships with suppliers, customers, employees and third parties, and our ability to attract and retain skilled personnel on commercially reasonable terms;
•losses on impairment of long-lived fixed assets;
•limitations on insurance coverage and risks relating to insurance coverage cancellations or increased insurance premiums;
•the occurrence of cybersecurity incidents or other breaches to our information technology systems including our rig operating systems or failure to comply with national and international regulations related to privacy, data protection and information security;
•statements relating to our recently announced agreement to acquire five rigs through a joint venture; and
•other risks described in “Item 3.D. Risk Factors” of our most recent Annual Report on Form 20-F and other filings with the SEC.
Any forward-looking statements that we make in this document (and any related written or oral discussions) speak only as of the date of such statements and we caution readers of this document not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this document should not be construed as exhaustive. New factors emerge from time-to-time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following is a discussion of our results of operations for the three months ended March 31, 2026 and 2025 and our liquidity and capital resources. Unless the context indicates otherwise, the “Company”, “we”, “us”, “our”, and words of similar nature, refer to Borr Drilling Limited and its consolidated subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report refer to U.S. dollars. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information, including definitions of certain defined terms used herein, see our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 26, 2026.
Overview
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. Our fleet consists of 29 premium jack-up rigs, all of which were delivered in 2008 or later.
Recent Developments
Liquidity Updates
In April 2026, the Company completed an offering of convertible senior notes due 2033 (the “Convertible Bonds due 2033”) and sold $300.0 million aggregate principal amount of the notes. The Convertible Bonds due 2033 are senior, unsecured obligations of the Company and mature on May 2033. They bear interest at a rate of 3.5% per annum, which is payable semi-annually, beginning in November 2026. The Convertible Bonds due 2033 are convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election. The conversion rate initially equals 125 common shares per $1,000 in principal amount of Convertible Bonds due 2033, which is equivalent to an initial conversion price of $8.00 per common share. The conversion rate is subject to adjustment upon the occurrence of certain events. In connection with the offering, the Company repurchased $195.2 million aggregate principal amount of its Convertible Bonds due 2028.
New Joint Venture Rig Acquisition
On March 23, 2026, BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of the Company and a subsidiary of its long-term well construction partner (the “New JV”) entered into agreements to acquire five Singaporean jack-up rig owning entities, which own five jack-up drilling rigs that are currently operating or stacked in Mexico (the “New JV Rig Acquisition”).
The aggregate purchase price for the New JV Rig Acquisition is $287.0 million, of which $237.0 million is structured as a seller’s credit and $50.0 million is payable in cash at completion, of which the Company will contribute $25.0 million. The seller’s credit will have a 2.5 year maturity from the date of closing and will be secured by, among other things, a first priority lien on the five jack-up rigs. The acquisition is subject to customary closing conditions, including merger control approvals, and is expected to close during 2026.
Listing on the Oslo Stock Exchange
On December 19, 2025, our shares were listed on the Euronext Growth Oslo under the symbol “BORR”, and the Company expects to conclude its up-listing to the main market on the Oslo Stock Exchange (“OSE”) by the end of May 2026.

Operating and Financial Review
Three months ended March 31, 2026 compared with the three months ended March 31, 2025
Our results of operations are as follows:

	Three months ended
In $ millions	March 31, 2026	March 31, 2025	Change	% Change
Dayrate revenue	209.5	202.2	7.3	4%
Bareboat charter revenue	26.6	7.6	19.0	250%
Management contract revenue	10.9	6.8	4.1	60%
Operating revenues	247.0	216.6	30.4	14%
Gain on disposals	—	0.4	(0.4)	(100)%
Rig operating and maintenance expenses	(144.7)	(109.8)	(34.9)	(32)%
Depreciation of non-current assets	(42.5)	(35.9)	(6.6)	(18)%
General and administrative expenses	(13.8)	(11.1)	(2.7)	(24)%
Total operating expenses	(201.0)	(156.8)	(44.2)	(28)%
Operating income	46.0	60.2	(14.2)	(24)%
Loss from equity method investments	(1.2)	(1.8)	0.6	33%
Interest income	1.7	0.6	1.1	183%
Interest expenses	(63.2)	(58.1)	(5.1)	(9)%
Other financial expenses, net	(1.2)	(5.2)	4.0	77%
Total financial expenses, net	(62.7)	(62.7)	—	—%
Loss before income taxes	(17.9)	(4.3)	(13.6)	(316)%
Income tax expense	(11.1)	(12.6)	1.5	12%
Net loss	(29.0)	(16.9)	(12.1)	(72)%
Operating revenues
Total operating revenues increased $30.4 million to $247.0 million for the three months ended March 31, 2026 compared to $216.6 million for the same period in 2025. The increase in total operating revenues is due to an increase in bareboat charter revenue of $19.0 million, dayrate revenue of $7.3 million and management contract revenue of $4.1 million.
The increase in dayrate revenues was primarily due to an increase in the number of operating days worked by our rigs, most notably one rig, which began operations in the Middle East and North Africa region in April 2025, an increase in operating days for one rig in the Americas as well as an increase in reimbursable revenue and increases for three rigs (one in the Middle East and North Africa, one in Southeast Asia and one in West Africa) that earned dayrate revenues in the three months ended March 31, 2026 but not in the comparative period. These increases were partially offset by a decrease in operating days in the Americas related to one rig following its sanction related contract termination in November 2025 and a decrease in the weighted average earned dayrates during the three months ended March 31, 2026 as compared to the same period in 2025.
The increase in bareboat charter revenue was primarily due to a higher number of operating days as we had six rigs operating under bareboat charters during the three months ended March 31, 2026 compared to two rigs during much of the same period in 2025, as certain of our rigs under bareboat charter agreements were suspended during three months ended March 31, 2025.
The increase in management contract revenue was primarily due to a higher number rigs operating under management contract agreements in the three months ended March 31, 2026 compared to the same period in 2025, as certain of our rigs under management contract agreements were suspended during three months ended March 31, 2025, partially offset by one rig that is no longer earning management contract revenue following its contract termination in June 2025.

Total operating expenses
Total operating expenses, consisting of rig operating and maintenance expenses, depreciation of non-current assets and general and administrative expenses, increased by $44.2 million to $201.0 million for the three months ended March 31, 2026 compared to $156.8 million for the same period in 2025.
Rig operating and maintenance expenses are costs associated with owning jack-up drilling rigs, including rigs in operation and idle rigs, including the cost of rig personnel, insurance, consumables and supplies, equipment rental, and third-party maintenance and service costs. Rig operating and maintenance expenses increased by $34.9 million to $144.7 million for the three months ended March 31, 2026 compared to $109.8 million for the same period in 2025.
The increase is primarily due to $8.4 million in provision for credit losses recorded during 2026, and higher costs related to one rig that began operations in the Middle East and North Africa region in April 2025, five rigs that were acquired in 2026, and four rigs (three in the Americas and one in West Africa) that were operating or preparing for contacts in 2026 but were not operating in the corresponding period in 2025. These increases were partially offset by lower expenses from two rigs, one in the Americas and one in West Africa.
Depreciation of non-current assets, primarily our jack-up drilling rigs, increased by $6.6 million to $42.5 million for the three months ended March 31, 2026, compared to $35.9 million for the same period in 2025. The increase is primarily a result of the addition of five jack-up drilling rigs in January 2026 coupled with additions primarily in capitalized drilling equipment and long-term maintenance projects.
General and administrative expenses include personnel and facilities costs related to our management and our administrative and support departments. General and administrative expenses increased by $2.7 million to $13.8 million for the three months ended March 31, 2026 compared to $11.1 million for the same period in 2025. The increase is primarily due to an increase in personnel costs.
Loss from equity method investments
Loss from Equity Method Investments represents our portion of losses related to our two Mexico-based joint ventures. Loss from equity method investments decreased by $0.6 million to $1.2 million for the three months ended March 31, 2026 compared to $1.8 million for the same period in 2025.
Total financial expenses, net
Total financial expenses, net, consisting of interest income, interest expense and other financial expenses, net, was a loss of $62.7 million for both the three months ended March 31, 2026 and 2025.
Interest expenses increased by $5.1 million to $63.2 million for the three months ended March 31, 2026, compared to $58.1 million in the same period in 2025. This was primarily due to debt increases in 2025 and 2026 related to additional issuance of 2030 Notes and a $150 million seller’s credit incurred in January 2026.
Other financial expenses, net, decreased by $4.0 million to $1.2 million for the three months ended March 31, 2026, compared to $5.2 million in the same period in 2025. This was primarily due to a $4.2 million financing fee in the three months ended March 31, 2025 with no corresponding financing fee in 2026.
Income tax expense
Income tax expense decreased by $1.5 million to $11.1 million for the three months ended March 31, 2026, compared to $12.6 million for the same period in 2025. The is primarily due to a decrease in current tax expense of $2.2 million, largely as a result of a decrease in activity or profitability in certain high tax locations, partially offset by an increase in deferred taxes of $0.7 million. See also Note 9 - Taxation.
Non-GAAP Financial Measures
Adjusted EBITDA
In addition to disclosing financial results in accordance with U.S. GAAP, this report includes the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods, where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
Adjusted EBITDA
A reconciliation of net loss to Adjusted EBITDA is as follows:

	Three months ended
In $ millions	March 31, 2026	March 31, 2025	Change	% Change
Net loss	(29.0)	(16.9)	(12.1)	(72)%
Depreciation of non-current assets	42.5	35.9	6.6	18%
Interest income	(1.7)	(0.6)	(1.1)	(183)%
Interest expense	63.2	58.1	5.1	9%
Foreign exchange loss / (gain), net	0.6	(0.1)	0.7	700%
Other financial expenses	0.6	5.3	(4.7)	(89)%
Loss from equity method investments	1.2	1.8	(0.6)	(33)%
Income tax expense	11.1	12.6	(1.5)	(12)%
Adjusted EBITDA	88.5	96.1	(7.6)	(8)%
Adjusted EBITDA decreased by $7.6 million to $88.5 million for the three months ended March 31, 2026 compared to $96.1 million for the same period in 2025.
This non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: depreciation of non-current assets; loss from equity method investments; total financial expenses, net; and income tax expense.
Increases the comparability of total business performance from period-to-period and against the performance of other companies by excluding the results of our equity method investments and removing the impact of depreciation, financing and tax items.

We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.
Liquidity and Capital Resources
We have historically needed cash to fund our operations and to build or acquire, as well as maintain, our fleet of jack-up drilling rigs. We have typically met our liquidity needs principally from offerings of equity shares, issuances of debt securities and drawings under loans, issuances of convertible bonds, as well as available cash and cash equivalents, funds from our revolving credit facilities, and cash generated from operations.
As of March 31, 2026, we had $246.0 million in cash and cash equivalents and $0.9 million in restricted cash.
Our shares are listed on the NYSE and on the Euronext Growth Oslo.
Our Indebtedness
As of March 31, 2026, we had total outstanding borrowings of $2,360.0 million, gross of capitalized borrowing costs, debt discounts and debt premiums, of which $143.6 million matures within twelve months of March 31, 2026.

Cash Flows
The table below sets forth cash flow information for the periods presented:

	Three months ended
In $ millions	March 31, 2026	March 31, 2025	Change	% Change
Net cash provided by operating activities	48.1	138.7	(90.6)	(65)%
Net cash used in investing activities	(182.9)	(25.1)	(157.8)	(629)%
Net cash provided by / (used in) financing activities	1.0	(4.9)	5.9	120%
Net (decrease) / increase in cash and cash equivalents and restricted cash	(133.8)	108.7	(242.5)	(223)%
Cash and cash equivalents and restricted cash at beginning of period	380.7	62.5	318.2	509%
Cash and cash equivalents and restricted cash at end of period	246.9	171.2	75.7	44%
Net cash provided by operating activities
Net cash provided by operating activities was $48.1 million during the three months ended March 31, 2026, compared to $138.7 million during the same period in 2025. The decrease of $90.6 million was primarily due to working capital movements, which includes approximately $117.0 million in cash settlements received during the three months ended March 31, 2025 from our Mexico operations, which did not recur in 2026, partially offset by other changes in working capital. Included within net cash provided by operating activities during the three months ended March 31, 2026, are interest payments of $6.0 million and income tax payments of $6.7 million, compared with interest payments of $6.1 million and income tax payments of $16.9 million during the same period in 2025.
Net cash used in investing activities
Net cash used in investing activities of $182.9 million for the three months ended March 31, 2026 was primarily due to $182.6 million in additions to jack-up rigs, consisting of $175.1 million to complete the acquisition of five rigs in January 2026 and $7.5 million primarily related to long-term maintenance and drilling equipment.
Net cash used in investing activities of $25.1 million for the three months ended March 31, 2025 was primary due to $25.0 million in additions to jack-up rigs, largely activation and long-term maintenance costs.
Net cash provided by / (used in) in financing activities
Net cash provided by financing activities of $1.0 million for the three months ended March 31, 2026 consists of $1.0 million of proceeds from the exercise of share options.
Net cash used in financing activities of $4.9 million for the three months ended March 31, 2025 primarily consists of $4.7 million in cash distributions to shareholders.

BORR DRILLING LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended
(In $ millions, except per share data)	Notes	March 31, 2026	March 31, 2025
Operating revenues
Dayrate revenue		209.5	202.2
Bareboat charter revenue	13	26.6	7.6
Management contract revenue		10.9	6.8
Total operating revenues	4	247.0	216.6

Gain on disposals		—	0.4

Operating expenses
Rig operating and maintenance expenses		(144.7)	(109.8)
Depreciation of non-current assets	12	(42.5)	(35.9)
General and administrative expenses		(13.8)	(11.1)
Total operating expenses		(201.0)	(156.8)

Operating income		46.0	60.2

Loss from equity method investments	6	(1.2)	(1.8)

Financial income (expenses), net
Interest income		1.7	0.6
Interest expense	7	(63.2)	(58.1)
Other financial expenses, net	8	(1.2)	(5.2)
Total financial expenses, net		(62.7)	(62.7)

Loss before income taxes		(17.9)	(4.3)

Income tax expense	9	(11.1)	(12.6)
Net loss attributable to shareholders		(29.0)	(16.9)
Total comprehensive loss attributable to shareholders		(29.0)	(16.9)

Basic and diluted loss per share	10	(0.09)	(0.07)
Weighted-average shares outstanding - basic and diluted	10	307,919,852	243,386,188
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ millions, except shares and per share data)	Notes	March 31, 2026	December 31, 2025
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		246.0	379.7
Restricted cash		0.9	1.0
Trade receivables, net		230.8	191.8
Prepaid expenses		12.8	8.3
Deferred costs	5	30.5	29.3
Accrued revenue	5	123.8	132.9
Due from related parties	19	1.2	2.3
Other current assets	11	24.7	23.1
Total current assets		670.7	768.4

Non-current assets
Property, plant and equipment		2.0	2.0
Jack-up drilling rigs, net	12	3,067.9	2,742.7
Equity method investments	6	10.6	11.8
Other non-current assets	14	51.9	100.7
Total non-current assets		3,132.4	2,857.2
Total assets		3,803.1	3,625.6

LIABILITIES AND EQUITY
Current liabilities
Trade payables		43.5	33.8
Accrued expenses	15	75.4	76.0
Short-term accrued interest		83.4	31.2
Short-term debt	17	129.3	129.3
Short-term deferred revenue	5	24.3	24.2
Other current liabilities	16	56.2	56.2
Total current liabilities		412.1	350.7

Non-current liabilities
Long-term debt	17	2,175.6	2,021.0
Long-term deferred revenue	5	15.9	29.5
Other non-current liabilities		2.3	1.8
Total non-current liabilities		2,193.8	2,052.3
Total liabilities		2,605.9	2,403.0
Commitments and contingencies	18	—	—

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 365,000,000 (2025: 365,000,000) shares, issued 315,400,000 (2025: 315,400,000) shares and outstanding 307,701,075 (2025: 307,215,419) shares	21	31.6	31.6
Treasury shares		(16.1)	(18.1)
Additional paid in capital		523.5	521.9
Contributed surplus		1,919.0	1,919.0
Accumulated deficit		(1,260.8)	(1,231.8)
Total equity		1,197.2	1,222.6
Total liabilities and equity		3,803.1	3,625.6
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended
(In $ millions)	Notes	March 31, 2026	March 31, 2025
Cash flows from operating activities
Net loss		(29.0)	(16.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash share-based compensation expense		2.6	3.4
Provision for credit losses	5	8.4	—
Depreciation of non-current assets	12	42.5	35.9
Amortization of deferred mobilization and contract preparation costs	5	10.4	10.2
Amortization of deferred revenue	5	(13.1)	(7.8)
Amortization of debt discount	7	1.7	1.7
Amortization of debt premium	7	(0.7)	(0.7)
Amortization of deferred finance charges	7	4.0	3.2
Non-cash financing fee	8	—	4.2
Loss from equity method investments	6	1.2	1.8
Deferred income tax	9	0.2	(0.5)
Change in assets and liabilities:
Amounts due from related parties		1.1	74.4
Trade payables and accrued expenses		18.7	(22.6)
Accrued interest		52.2	47.8
Other current and non-current assets		(52.2)	18.5
Other current and non-current liabilities		0.1	(13.9)
Net cash provided by operating activities		48.1	138.7

Cash flows from investing activities
Purchase of property, plant and equipment		(0.3)	(0.1)
Additions to jack-up drilling rigs		(182.6)	(25.0)
Net cash used in investing activities		(182.9)	(25.1)

Cash flows from financing activities
Cash distributions paid		—	(4.7)
Purchase of treasury shares		—	(0.2)
Proceeds from exercise of share options		1.0	—
Net cash provided by / (used in) financing activities		1.0	(4.9)

Net (decrease) / increase in cash, cash equivalents and restricted cash		(133.8)	108.7
Cash, cash equivalents and restricted cash at the beginning of the period		380.7	62.5
Cash, cash equivalents and restricted cash at the end of the period		246.9	171.2

Supplementary disclosure of cash flow information
Interest paid		(6.0)	(6.1)
Income taxes paid		(6.7)	(16.9)
Non-cash additions to jack-up drilling rigs financed by long-term debt		150.0	—
Non-cash offset of other current and non-current assets and jack-up rigs		1.6	(0.6)

(In $ millions)	March 31, 2026	December 31, 2025
Cash and cash equivalents	246.0	379.7
Restricted cash	0.9	1.0
Total cash and cash equivalents and restricted cash	246.9	380.7
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In $ millions, except share numbers)	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as of December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share-based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as of March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9

(In $ millions, except share numbers)	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as of December 31, 2025	307,215,419	31.6	(18.1)	521.9	1,919.0	(1,231.8)	1,222.6
Share-based compensation	485,656	—	2.0	1.6	—	—	3.6
Total comprehensive loss	—	—	—	—	—	(29.0)	(29.0)
Balance as of March 31, 2026	307,701,075	31.6	(16.1)	523.5	1,919.0	(1,260.8)	1,197.2
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed in the United States (“U.S.”) on the New York Stock Exchange (“NYSE”) and in Norway on the Euronext Growth Oslo under the ticker “BORR”. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of March 31, 2026, we had 29 premium jack-up rigs.
As used herein, and unless otherwise required by the context, the terms “Company”, “Borr”, “we”, “Group”, “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on March 26, 2026. The Consolidated Balance Sheet data as of December 31, 2025 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars (“U.S. dollar” or “$”), unless otherwise stated. The financial statements have been prepared on a going concern basis and include, in management's opinion, all adjustments necessary for fair presentation of the interim periods presented.
Certain prior period amounts in the unaudited condensed consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation.
Significant accounting policies
The Company’s accounting policies are included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, among others, the following: collectability of receivables, fair market value of acquired rigs and impairment assessment of long-lived assets. We based our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates.
Note 3 - Recently Issued Accounting Standards
Adoption of new accounting standards
In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-04 Debt—Debt with Conversion and Other Options (Subtopic 470-20). This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Specifically, an inducement offer is required to provide the debt holder with, at a minimum, the form and amount of consideration issuable under the conversion privileges. An entity should assess whether this criterion is satisfied as of the date the inducement offer is accepted by the holder. If the convertible debt had been exchanged or modified (without being deemed substantially different) within the one-year period leading up to the offer acceptance date, an entity should compare the terms provided in the inducement offer with the terms that existed one year before the offer acceptance date. This ASU was adopted prospectively and is effective for the Company from January 1, 2026. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures for the three months ended March 31, 2026, however, this may have an impact on the accounting for future settlement of convertible debt instruments.

In July 2025, the FASB issued ASU 2025-05: Financial Instruments—Credit Losses (Topic 326). This ASU provides that all entities may elect a practical expedient to assume when developing reasonable and supportable forecasts are part of estimating expected credit losses that current conditions as of the balance sheet date do not change for the remaining life of the asset. The practical expedient from this ASU was adopted and is effective for the Company from January 1, 2026. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures for the three months ended March 31, 2026, however, this may have an impact on the accounting for future expected credit losses.
Accounting pronouncements issued but not yet adopted

Standard	Description	Date of Adoption	Timing and Effect of Adoption
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)
This ASU requires that a company, in the notes to its financial statements at each interim and annual reporting period:
(1) discloses the amounts included in each relevant expense caption of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization for oil and gas producing activities;
(2) includes certain amounts that are required to be disclosed under current GAAP in the same disclosure as the disaggregation requirements in this ASU;
(3) discloses a qualitative description of the amounts remaining in relevant expense captions that are not disaggregated; and
(4) discloses the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.
An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information.
		January 1, 2027	An impact to our related disclosures is expected.
The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.
Note 4 - Segment Information
We view our operations and manage our business as a single operating segment, our dayrate segment, based on the information provided to our chief operating decision maker (“CODM”). Our key performance metric is operating income as presented in our Unaudited Condensed Consolidated Statements of Operations. The significant segment expense categories regularly provided to our CODM include our rig operating and maintenance expenses and our general and administrative expenses, as presented in our Unaudited Condensed Consolidated Statements of Operations. Total assets, as presented on our Unaudited Condensed Consolidated Balance Sheet, is attributable to our single operating segment.
Geographic data
Revenues for our drilling activities are attributed to geographical areas based on the countries where we operate and generate revenue.

Our revenues by geographic area are as follows:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
West Africa	67.4	68.5
Southeast Asia	61.2	71.9
Middle East and North Africa	53.9	20.4
The Americas	46.9	36.1
Europe	17.6	19.7
Total	247.0	216.6
The net book value of our jack-up rigs by geographic area is as follows:

(In $ millions)	March 31, 2026	December 31, 2025
The Americas	894.6	940.8
Southeast Asia	857.5	782.3
Middle East and North Africa	590.1	511.0
West Africa	536.5	421.1
Europe	189.2	87.5
Total	3,067.9	2,742.7
Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenue or operating profits generated by such assets during the associated periods.
Major customers
The following customers accounted for more than 10% of our dayrate revenues in one or more of the periods presented:

	For the three months ended
(In % of operating revenues)	March 31, 2026	March 31, 2025
ENI S.p.A	17%	23%
Irish Energy Drilling Assets, DAC	11%	7%
PTT Exploration and Production Public Company Limited	5%	14%
Total	33%	44%
Note 5 - Contracts with Customers
Accrued revenues
Our accrued revenues are as follows:

(In $ millions)	March 31, 2026	December 31, 2025
Unbilled receivables	118.4	116
Other short-term accrued revenue (1)	5.4	16.9
Total short-term accrued revenue	123.8	132.9
Other long-term accrued revenue (2)	0.5	9.9
Total accrued revenue	124.3	142.8
(1) Accrued revenue includes the current portion of accrued demobilization revenue, blended rate revenue and customer retentions, which will be received upon contract termination.
(2) Non-current accrued revenue includes the non-current portion of accrued demobilization revenue, see Note 14 - Other Non-Current Assets.

Contract assets and liabilities
Contract assets and liabilities are created due to timing differences between the invoicing of customers and the timing of revenue recognition.
Contract assets consist primarily of accrued revenue, excluding unbilled receivables. Accrued revenue is recognized when the performance obligations are satisfied. Contract assets are recorded as accrued revenue and other non-current assets on the Unaudited Condensed Consolidated Balance Sheets based on the period they are expected to be invoiced.
Contract liabilities consist primarily of invoices issued in advance, which are recognized as revenue ratably over the firm term of the contract or advances from customers to be offset against future invoices. Contract liabilities are recorded as short-term or long-term deferred revenue on the Unaudited Condensed Consolidated Balance Sheets based on the period they are expected to be recognized
Our contract assets and liabilities from our contracts with customers are as follows:

(In $ millions)	March 31, 2026	December 31, 2025
Other short-term accrued revenue	5.4	16.9
Other long-term accrued revenue	0.5	9.9
Total contract assets	5.9	26.8
Advances from customers (1)	(14.5)	(19.5)
Short-term deferred revenue	(24.3)	(24.2)
Long-term deferred revenue	(15.9)	(29.5)
Total contract liabilities	(54.7)	(73.2)
(1) Advances from customers relates to advances for certain contracts which is to be offset against future invoices, see Note 16 - Other Current Liabilities.
Total movements in our contract assets balances are as follows:

(In $ millions)
Balance as of December 31, 2025	26.8
Change in customer retentions	0.4
Change in unbilled variable rate revenue	(3.0)
Reclassification of contract assets and liabilities	(18.3)
Balance as of March 31, 2026	5.9
Total movements in our contract liabilities balances are as follows:

(In $ millions)
Balance as of December 31, 2025	73.2
Amortization of revenue	(13.1)
Additions to deferred revenue	10.6
Change in advance from customers	2.3
Reclassification of contract assets and liabilities	(18.3)
Balance as of March 31, 2026	54.7

Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Over time	236.7	211.0
Point in time	10.3	5.6
Total	247.0	216.6
Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied as of March 31, 2026, is expected to be recognized as follows:

	For the periods ending March 31,
(In $ millions)	2027	2028	2029	Thereafter	Total
Operating revenue	678.8	227.1	67.1	0.5	973.5
Contract costs
Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization period.
Deferred mobilization and contract preparation costs are as follows:

(In $ millions)	March 31, 2026	December 31, 2025
Current deferred mobilization and contract preparation costs	30.5	29.3
Non-current deferred mobilization and contract preparation costs (1)	25.5	29.4
Total deferred mobilization and contract preparation asset	56.0	58.7
(1) See Note 14 - Other Non-Current Assets.
Deferred mobilization and contract preparation costs decreased by $2.7 million during the three months ended March 31, 2026 from December 31, 2025 as a result of amortization of $10.4 million during the three months ended March 31, 2026, partially offset by additional deferred costs of $7.7 million.
Transfers of financial assets
During the year ended December 31, 2025, the Company entered into a factoring arrangement under which certain trade accounts receivable were sold to a third-party financial institution without recourse or repurchase obligations. The transfers met the conditions for sale accounting and, accordingly, the receivables were derecognized from our Unaudited Condensed Consolidated Balance Sheets upon transfer.
The Company received cash proceeds from factoring arrangements of $12.0 million during the three months ended March 31, 2026 (zero during the three months ended March 31, 2025) and the fair value and carrying amount of accounts receivable derecognized net of pass-through fees during the three months ended March 31, 2026 was $12.0 million (zero during the three months ended March 31, 2025). The Company did not recognize any gain or loss on sale of receivables and does not retain any beneficial interest or servicing responsibilities associated with the receivables sold.
Cash proceeds from the sale of receivables are classified as operating cash flows in the Unaudited Condensed Consolidated Statements of Cash Flows.

Parent company guarantee
In connection with the factoring arrangement, the Company obtained a parent company guarantee from the parent of the underlying customer for up to $42.8 million. This guarantee was reassigned to the financial institution as part of the transaction, and the Company no longer retains any rights, obligations or servicing responsibilities under the guarantee. The guarantee is subject to disclosure requirements but is not recognized on our Unaudited Condensed Consolidated Balance Sheets, as it was received and subsequently transferred.
Expected credit losses
Total movements in our allowance for credit losses for trade receivables, net are as follows:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Allowance for credit losses, as of December 31, 2025	—	—
Provision for credit losses	8.4	—
Allowance for credit losses, as of March 31, 2026	8.4	—
The Company determines its expected credit losses for assets with similar risk characteristics based on relevant historical information, as adjusted for current conditions as well as reasonable and supportable future expectations that affect collectability. The provision for credit losses for the three months ended March 31, 2026, reflects the credit deterioration of certain customers. Provision for credit losses is recorded in rig operating and maintenance expenses in the Unaudited Condensed Consolidated Statements of Operations.
Note 6 - Equity Method Investments
We hold a 51% equity ownership interest in Perfomex and Perfomex II, two Mexico-based joint ventures with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) owning the remaining 49% interest in these joint ventures.
We have determined that these joint ventures are VIEs, and that we do not have the power to direct the decisions which most significantly impact their economic performance. Therefore, we are not considered to be the primary beneficiary of the VIEs, and our interests in the joint ventures should be accounted for under the equity method of accounting and shown as equity method investments on our Unaudited Condensed Consolidated Balance Sheets.
A roll forward of our investments in equity method investments is as follows:

(In $ millions)	Perfomex	Perfomex II	Borr Total
Balance as of December 31, 2025	6.0	5.8	11.8
Equity share in loss of investee	(0.2)	(1.0)	(1.2)
Balance as of March 31, 2026	5.8	4.8	10.6
For the three months ended March 31, 2026, Perfomex had active Drilling, Operation and Management Agreements for one Borr rig and two third-party owned rigs and provided onshore support services to the Company related to its operations in Mexico. For the three months ended March 31, 2026, Perfomex II held an active management agreement for two third-party owned rigs.
Note 7 - Interest Expense
Interest expense consists of the following:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Debt interest expense	(58.2)	(53.9)
Amortization of deferred finance charges	(4.0)	(3.2)
Amortization of debt discount	(1.7)	(1.7)
Amortization of debt premium	0.7	0.7
Total	(63.2)	(58.1)

Note 8 - Other Financial Expenses, net
Other financial expenses, net consists of the following:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Bank commitment, guarantee and other fees	(1.1)	(1.3)
Foreign exchange (loss) / gain	(0.6)	0.1
Other financial income / (expenses), net (1)	0.5	(4.0)
Total	(1.2)	(5.2)
(1) Other financial income / (expenses), net, for the three months ended March 31, 2025 include $4.2 million of financing fees related to payment settlement received from our Mexican customer.
Note 9 - Taxation
Borr Drilling Limited is a Bermuda company that operates through various subsidiaries, affiliates and branches in numerous countries throughout the world. We are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
With effect from January 1, 2026, the Bermuda Corporate Income Tax Act applies to Bermuda entities that are part of the Borr Drilling group. The Bermuda Corporate Income Tax Act applies a 15% tax rate to net taxable income of Bermuda entities. With effect from January 1, 2026, the Borr Drilling group is also subject to the 15% global minimum tax introduced by the Global Anti-Base Erosion Model Rules (Pillar Two) initiative of the Organization for Economic Co-operation and Development (“OECD”).
Total income / (loss) before income taxes consists of the following, by jurisdiction:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Bermuda	4.7	(38.2)
Foreign	(22.6)	33.9
Total	(17.9)	(4.3)
Income tax (expense) / benefit consists of the following:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Current tax expense	(10.9)	(13.1)
Change in deferred tax	(0.2)	0.5
Total	(11.1)	(12.6)
Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax (expense) benefit and income (loss) before taxes. We used a discrete effective tax rate method to calculate income taxes.
The deferred tax assets, net of valuation allowance, related to our net operating losses and timing differences related to property, plant and equipment were primarily generated in the United Kingdom, Mexico and Mauritius and do not expire. We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change.

Note 10 - Loss Per Share
The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period consisting of common shares outstanding less treasury shares (see Note 21 - Shareholders’ Equity).
In the computation of diluted EPS, the dilutive impact of the Company's share options, restricted share units (“RSUs”) and performance share units (“PSUs”) is calculated using the “treasury stock” method and the dilutive impact of the Company's convertible securities is calculated using the “if converted” method.

	For the three months ended
(In $ except share data)	March 31, 2026	March 31, 2025
Basic loss per share	(0.09)	(0.07)
Diluted loss per share	(0.09)	(0.07)

Issued common shares at the end of the period	315,400,000	244,400,000
Weighted average number of shares outstanding during the period, basic	307,919,852	243,386,188
Dilutive effect of share options, RSUs and PSU	—	—
Weighted average number of shares outstanding during the period, diluted	307,919,852	243,386,188
The effects of the following potential share issuances, including our convertible bonds due in May 2028 (the “Convertible Bonds due 2028”), share options, RSUs and PSUs, have been excluded from the calculation of diluted EPS for each of the periods presented because the effects were anti-dilutive, as follows:

	For the three months ended
	March 31, 2026	March 31, 2025
Convertible Bonds due 2028	34,507,611	34,507,611
Share options	11,338,328	12,621,660
RSUs	2,048,057	886,610
PSUs	1,621,130	750,000
Note 11 - Other Current Assets
Other current assets consist of the following:

(In $ millions)	March 31, 2026	December 31, 2025
Tax receivables and assets	14.1	12.8
Client reimbursables	7.3	6.3
Fuel	1.8	2.1
Deferred finance charges	0.5	0.8
Other	1.0	1.1
Total	24.7	23.1

Note 12 - Property, Plant and Equipment and Jack-Up Drilling Rigs, net
The carrying value of our property, plant and equipment and jack-up rigs is as follows:

(In $ millions)	March 31, 2026	December 31, 2025
Property plant and equipment	11.6	11.3
Less accumulated depreciation	(9.6)	(9.3)
Property, plant and equipment, net	2.0	2.0

Jack-up drilling rigs	3,985.2	3,617.8
Less accumulated depreciation	(917.3)	(875.1)
Jack-up drilling rigs, net	3,067.9	2,742.7
The Company recognized depreciation expense of $42.5 million for the three months ended March 31, 2026 ($35.9 million for the three months ended March 31, 2025).
Acquisition of jack-up drilling rigs
In December 2025, the Company entered into an agreement to acquire five premium jack-up rigs from Noble Corporation for a total purchase price of $360.0 million. The Company completed the Five-Rig Acquisition in January 2026.
Impairment
During the three months ended March 31, 2026, we considered whether indicators of impairment were present that suggested the carrying amounts of our long lived assets may not be recoverable as of March 31, 2026. We concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2025 impairment tests of our jack-up rig fleet. Therefore, the Company recognized zero impairment expense for the three months ended March 31, 2026 (zero for the three months ended March 31, 2025). We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.
Note 13 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire on various dates.
Supplemental balance sheet information related to leases is as follows:

(In $ millions)	March 31, 2026	December 31, 2025
Operating leases right-of-use assets. net	1.8	0.8
Current operating lease liabilities	0.6	0.2
Non-current operating lease liabilities	1.1	0.6
Our weighted average remaining lease term for our operating leases is 2.7 years. The weighted-average discount rate of our operating leases is 8.26%.
Components of lease expenses are comprised of the following:

(In $ millions)	For the three months ended
	March 31, 2026	March 31, 2025
Rig operating and maintenance expenses	4.6	4.3
General and administrative expenses	0.7	0.6
Operating lease expense	5.3	4.9

The future minimum leases payments under the Company’s non-cancellable operating leases are as follows:

(In $ millions)	March 31, 2026
2026	0.7
2027	0.8
2028	0.5
Total Minimum Lease Payments	2.0
Less: Imputed interest	(0.3)
Present value of operating liabilities	1.7
Rental income
Bareboat charter revenues from operating leases for the three months ended March 31, 2026 of $26.6 million and three months ended March 31, 2025 of $7.6 million have been recognized on a straight-line basis as “Bareboat charter revenue” in the Unaudited Condensed Consolidated Statements of Operations.
The increase in bareboat charter revenue was primarily due to a higher number of operating days as we had six rigs operating under bareboat charters during the three months ended March 31, 2026 compared to two rigs during much of the same period in 2025, as certain of our rigs under bareboat charter agreements were suspended during three months ended March 31, 2025. These agreements were accounted for as operating leases.
The minimum future revenues to be received under the Company's operating leases on its jack-up rigs as of March 31, 2026, are as follows:

(In $ millions)	March 31, 2026
2026	100.0
2027	103.7
2028	34.4
Total minimum contractual future revenues	238.1
The cost and accumulated depreciation for jack-up rigs leased to third parties as of March 31, 2026 were $828.2 million and $166.6 million, respectively. The cost and accumulated depreciation of jack-up rigs leased to third parties as of December 31, 2025 were $687.8 million and $158.5 million, respectively.
Note 14 - Other Non-Current Assets
Other long-term assets consist of the following:

(In $ millions)	March 31, 2026	December 31, 2025
Deferred costs (see Note 5 - Contracts with Customers)	25.5	29.4
Deferred tax asset, net	22.2	22.3
Accrued revenue	0.5	9.9
Deferred finance charges	1.9	2.1
Deposit for acquisition of jack-up rigs (1)	—	36.0
Other	1.8	1.0
Total	51.9	100.7
(1) Deposit amount as of December 31, 2025 is in connection with the agreement to acquire five premium jack-up rigs from Noble Corporation (See Note 12 - Property, Plant and Equipment and Jack-Up Drilling Rigs, net ).

Note 15 - Accrued Expenses
Accrued expenses include professional fees, management fees and other accrued expenses relating to rig operations and consist of the following:

(In $ millions)	March 31, 2026	December 31, 2025
Accrued payroll and bonus	10.5	12.4
Other accrued expenses	64.9	63.6
Total	75.4	76.0
Note 16 - Other Current Liabilities
Other current liabilities consist of the following:

(In $ millions)	March 31, 2026	December 31, 2025
Other taxes payable and liabilities (1)	26.2	21.8
Advances from customers (see Note 5 - Contracts with Customers)	14.5	19.5
Corporate income taxes payable	9.0	8.5
Accrued end of service benefits	4.9	4.3
Other	1.6	2.1
Total	56.2	56.2
(1) Other taxes payable and liabilities includes withholding tax, payroll tax, VAT and other indirect tax related liabilities.
Note 17 - Debt
Short-term debt consists of net current amounts due under long-term debt as follows:

(In $ millions)	March 31, 2026	December 31, 2025
2028 Notes	101.0	101.0
2030 Notes	42.6	42.6
Principal Outstanding	143.6	143.6
Deferred finance charges	(10.2)	(10.2)
Debt discount	(6.8)	(6.8)
Debt premium	2.7	2.7
Carrying Value Short-Term Debt	129.3	129.3
Long-term debt consists of the following:

(In $ millions)	March 31, 2026	December 31, 2025
2028 Notes	1,077.6	1,077.6
2030 Notes	749.4	749.4
Convertible Bonds due 2028	239.4	239.4
Seller’s credit	150.0	—
Principal Outstanding	2,216.4	2,066.4
Deferred Finance Charges	(31.2)	(34.8)
Debt discount	(15.4)	(17.1)
Debt premium	5.8	6.5
Carrying Value Long-Term Debt	2,175.6	2,021.0

The scheduled maturities of our debt are as follows:

(In $ millions)	March 31, 2026
2026	143.6
2027	143.6
2028	1,258.6
2029	42.6
2030	621.6
Thereafter	150.0
Total	2,360.0
For a discussion of the terms and covenants applicable to our senior secured notes due 2028 (“2028 Notes”), senior secured notes due 2030 (“2030 Notes”), Convertible Bonds due 2028, super senior revolving facility agreement (“SSRCF”) and senior secured revolving credit facility (the “SRCF”) see Note 17 - Debt to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2025.
As of March 31, 2026, both the SSRCF and SRCF were undrawn.
Seller’s Credit
In January 2026, the Company completed the Five-Rig Acquisition and established a $150 million seller’s credit with certain affiliates of the seller (the “Seller’s Credit”) in accordance with the terms of the acquisition. The Seller’s Credit is secured by three of the five newly acquired rigs. The Seller’s Credit initially bears interest at a rate of 7.5% per annum, with certain predetermined interest rate increases thereafter, which rise to 15.0% per annum in February 2031. Interest payments for the first 18 months can, at the Company’s discretion and in lieu of payment in cash, be added to the outstanding principal of the Seller’s Credit subject to an associated step-up in the interest rate. The Seller’s Credit matures in January 2032.
Unsecured Convertible Bonds due 2028
The adjusted conversion price for the Convertible Bonds due 2028 is $6.9376 per share, with the current outstanding principal amount of the Convertible Bonds due 2028 convertible into 34,507,611 shares as of March 31, 2026.
Interest
The weighted average nominal interest rate for all of our interest-bearing debt was 10.6% for the three months ended March 31, 2026 (9.9% for the three months ended March 31, 2025). Excluding our Convertible Bonds due 2028, the weighted average interest rate for our interest-bearing debt was 10.0% for the three months ended March 31, 2026 (10.5% for the three months ended March 31, 2025).
Covenants
As of March 31, 2026, we were in compliance with the covenants and our obligations under our debt agreements.
Note 18 - Commitments and Contingencies
We have commercial commitments which we are contractually obligated to settle with cash under certain circumstances. Bank and parent company guarantees entered into with certain customers and governmental bodies guarantee our performance under certain drilling contracts, compliance with customs import duties and resolution of other obligations in various jurisdictions.
The Company has the following guarantee commitments:

(In $ millions)	March 31, 2026	December 31, 2025
Bank guarantees, letters of credit and performance bonds (1)	54.1	38.0
(1) $33.4 million is guaranteed under our $45.0 million Guarantee Facility and $20.7 million is guaranteed by a corporate guarantee. No restricted cash is supporting bank guarantees as of March 31, 2026 or as of December 31, 2025.

As of March 31, 2026, the expected expiration dates of our guarantees are as follows:

(In $ millions)	Less than 1 year	2–3 years	4-5 years	Thereafter	Total
Bank guarantees, letters of credit and performance bonds	47.3	5.6	—	1.2	54.1
The Company’s assets pledged as collateral for its debt facilities are as follows:

(In $ millions)	March 31, 2026	December 31, 2025
Book value of jack-up rigs pledged as collateral	2,931.9	2,742.7
As of March 31, 2026, 27 of the Company’s rigs have been pledged as collateral for its debt facilities. In April 2026, the remaining two rigs were also pledged, resulting in all 29 rigs being pledged as collateral for the Company’s debt facilities.
Note 19 - Related Party Transactions
Transactions with entities over which we have significant influence
The Company’s related parties include its joint venture partners, Perfomex and Perfomex II, with whom the Company engages in various transactions (see Note 6 - Equity Method Investments).
Perfomex provides onshore operational and technical support services to the Company for certain rigs operating in the Americas. These expenses were recognized as rig operating and maintenance expenses in the Unaudited Condensed Consolidated Statements of Operations and consisted of the following:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Rig operating and maintenance expenses - Perfomex	2.3	1.0
The account receivable, net balances with our joint venture related parties consisted of the following:

(In $ millions)	March 31, 2026	December 31, 2025
Due from related parties - Perfomex	1.2	2.3
Transactions with Other Related Parties
The Company also has transactions with the following other related parties:
•     Front End Limited Company (“Front End”) is a minority owner in a consolidated subsidiary of the Company. Front End is an agent and party to a management agreement with this subsidiary to provide management services in the Kingdom of Saudi Arabia, for which it receives a management fee.
Transactions with other related parties are recognized as rig operating and maintenance expenses or general and administrative expenses, based on the nature of the transaction in the Unaudited Condensed Consolidated Statements of Operations.
Transactions with other related parties consisted of the following:

	For the three months ended
(In $ millions)	March 31, 2026	March 31, 2025
Operating expenses - Front End Limited Company	0.4	0.4
Note 20 - Fair Value of Financial Instruments
We recognize our fair value estimates using the fair value hierarchy, which is based on the inputs used to measure fair value. The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, restricted cash, trade receivables, net, prepaid expenses, due from related parties, certain other current assets, trade payables, accrued expenses, short-term accrued interest and other current liabilities approximate their fair market values due to the short-term duration and/or the nature of these instruments and represent Level 1 fair value measurements.

The carrying value and estimated fair value of our other financial instruments, excluding debt discounts, debt premiums and deferred finance charges, were as follows:

		March 31, 2026		December 31, 2025
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Short-term debt:
2028 Notes and 2030 Notes (1)	2	145.6	143.6	144.7	143.6
Long-term debt:
2028 Notes, 2030 Notes and Convertible Bonds due 2028 (1)	2	2,123.3	2,066.4	2,087.3	2,066.4
Seller’s Credit (2)	3	150.0	150.0	—	—
(1) The fair value of these instruments is based on observable market-based inputs.
(2) The Seller’s Credit is related to the acquisition of rigs from Noble. The fair value of this instrument is based on unobservable inputs.
The Company estimates the fair value of the Seller's Credit, under level 3 of the fair value hierarchy. As of March 31, 2026, the Company determined that the carrying value of the Seller's Credit approximates its fair value. This conclusion reflects that the effective interest rate of the instrument is materially consistent with the rate that a market participant would require for a similar instrument as of the measurement date. Additionally, there have been no significant changes since the origination of the instrument that would cause the carrying value to differ materially from the fair value.
Share Lending Agreement
As of March 31, 2026, the Company had outstanding 1,700,000 shares (1,700,000 as of December 31, 2025) in total loaned to DNB under the share lending agreement entered into in 2023 (see Note 21 - Shareholders’ Equity). The fair value of the loaned shares is based on quoted prices in an active market, and as such is a Level 1 fair value measurement. Based on the closing price of our common shares on March 31, 2026, the fair value of the loaned shares was $9.8 million ($6.9 million as of December 31, 2025).
Note 21 - Shareholders’ Equity
As of March 31, 2026, our shares were listed on the NYSE and the Euronext Growth Oslo. The Company’s common shares have a par value of $0.10 per share.
Authorized shares
Authorized shares are as follows:

(In number of shares)	March 31, 2026	December 31, 2025
Authorized share capital	365,000,000	365,000,000
Issued shares, treasury shares and outstanding share capital

(In number of shares)	March 31, 2026	December 31, 2025
Issued	315,400,000	315,400,000
Treasury shares (1)	7,698,925	8,184,581
Outstanding	307,701,075	307,215,419
(1) The movement in treasury shares for the three months ended March 31, 2026 consists of using 485,656 treasury shares to settle 458,334 share options exercised and 27,322 vested RSUs.
At March 31, 2026, 4,079,316 of our treasury shares had been bought back in 2024 and 2025 at an average value of $3.85. The remaining 3,619,609 treasury shares relate to our SLA, as defined below.

Share Lending Agreement
The Company has a Share Lending Agreement (“SLA”) with DNB Markets (“DNB”) through which the Company has made certain of its common shares available to lend to DNB for the purposes of allowing the holders of the Company’s Convertible Bonds due 2028 to perform hedging activities (“Issuer Lending Shares”).
The termination date of the SLA is defined as the earlier of the date the SLA is terminated or all of the Convertible Bonds due 2028 are either redeemed, converted or mature. If an investor returns any Issued Lending Shares to DNB, DNB shall return those shares to the Company immediately, and at the expiration of the SLA, DNB must return all of the Issuer Lending Shares to the Company.
As of March 31, 2026, the Company had 1,700,000 shares (1,700,000 as of December 31, 2025) loaned to DNB under the SLA.
Certain costs related to the formation of the SLA was accounted for as a deferred finance charge of the Convertible Bonds due 2028 (see Note 17 - Debt). During the three months ended March 31, 2026 $0.6 million ($0.6 million for the three months ended March 31, 2025) of amortization was recognized in interest expense in the Unaudited Condensed Consolidated Statements of Operations related to the amortization of these deferred finance charges. As of March 31, 2026, the unamortized amount of the deferred finance charges associated with the SLA was $4.6 million ($5.2 million as of December 31, 2025) which was included as an offset to the related debt on the Unaudited Condensed Consolidated Balance Sheets.
Share option plan
During the three months ended March 31, 2026, the Company issued 485,656 treasury shares following the exercise of 458,334 share options and to settle 27,322 vested RSUs that vested on September 30, 2025. During the three months ended March 31, 2025, no share options were exercised.
Cash Distributions
During the three months ended March 31, 2026 no cash distributions were declared and during the three months ended March 31, 2025 the Company declared a cash distribution of $0.02 per share, for a total of $4.7 million from the Company's contributed surplus account.
Note 22 - Subsequent Events
Equity
During April 2026, the Company issued 470,000 shares from treasury shares to satisfy the exercise of share options, which were exercisable at March 31, 2026, and 500,000 shares from treasury shares to satisfy the RSUs to our former CEO that were vested at December 31, 2025.
Debt
In April 2026, the Company completed an offering of convertible senior notes due 2033 (the “Convertible Bonds due 2033”) and sold $300.0 million aggregate principal amount of the notes. The Convertible Bonds due 2033 are senior, unsecured obligations of the Company and mature on May 2033. They bear interest at a rate of 3.5% per annum, which is payable semi-annually, beginning in November 2026. The Convertible Bonds due 2033 are convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election. The conversion rate initially equals 125 common shares per $1,000 in principal amount of Convertible Bonds due 2033, which is equivalent to an initial conversion price of $8.00 per common share. The conversion rate is subject to adjustment upon the occurrence of certain events. In connection with the offering, the Company repurchased $195.2 million aggregate principal amount of its Convertible Bonds due 2028.
Share Lending Agreement
In April 2026, in connection with the repurchase of $195.2 million aggregate principal amount of its Convertible Bonds due 2028, the total remaining 1,700,000 shares loaned under the SLA were returned to the Company, increasing the number of treasury shares. Such shares may not be re-loaned under the SLA.